

Mail Stop 3561

July 18, 2018

Gillian Munson
Chief Financial Officer
XO Group, Inc.
195 Broadway, 25th Floor
New York, New York 10007

> **Re: XO Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 2, 2018**
> **Form 8-K Filed May 2, 2018**
> **File No. 1-35217**

Dear Mr. Munson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Operations, page 43

1. We note that cost of revenue excludes depreciation and amortization of property, plant and equipment. Please explain to us why gross profit does not represent a non-GAAP financial measure that should not be presented on the face of the statements. Please refer to paragraph (e)(1)(ii) of Item 10 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2. Reference is made to your disclosure of retention rates on pages 24 and 27 in your discussion of net revenue from On-line advertising. Please disclose how retention rates are calculated.

Non-GAAP Financial Measures, page 36

3. You present a full income statement when reconciling adjusted net income to net income reported in accordance with GAAP. Presenting a full non-GAAP income statement attaches undue prominence to the non-GAAP information. As such, please revise your reconciliations to disclose net income on a GAAP basis and each reconciling item to arrive at non-GAAP amounts. Please refer to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to your press releases filed as exhibits under Item 2.02 of Form 8-K.

4. It does not appear that you adjusted income tax expense to reflect the income tax effects of the non-GAAP adjustments in your reconciliations of adjusted net income and earnings per share. Please revise to include current and deferred income tax expense commensurate with these non-GAAP measures of profitability. Adjustments to arrive at this non-GAAP measure should not be presented "net of tax." Rather, income taxes should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to your press release announcing financial results included as Exhibit 99.1 to Form 8-K filed March 1, 2018.

Item 9A. Controls and Procedures, page 72

5. Reference is made to the last paragraph on page 72. Please revise to state your disclosure controls and procedures were effective as of the end of the period covered by the report. Please also move this conclusion under the subheading Evaluation of Disclosure Controls and Procedures. Refer to Item 307 of Regulation S-K.

6. Reference is made to your Report of Management on Internal Control Over Financial Reporting. Please revise to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2017. In this regard, your current report concludes on disclosure controls and procedures. Refer to Item 308(a)(3) of Regulation S-K.

Gillian Munson
XO Group, Inc.
July 18, 2018
Page 3

<u>Form 8-K Filed May 2, 2018</u>

7. Please explain to us why you are adjusting income tax expense in the reconciliations of adjusted net income in Exhibit 99.2 and why substitution of tailored income tax expense recognition and measurement method does not violate Rule 100(b) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Ryan Dopkin
        Director, Corporate Accounting